Exhibit 99.2

First Phosphate Files Form 15F to Voluntarily Terminate SEC Reporting Obligations

Saguenay, Quebec – April 30, 2025 – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) announces that it has voluntarily filed a Form 15F with the United States Securities and Exchange Commission (the “SEC”) today for the purpose of terminating the registration of its common shares and its reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).

Trading of the Company common shares will be uninterrupted by the deregistration, including as they are currently traded in the United States, with the Company’s common shares continuing to trade on the Canadian Securities Exchange, the OTCQB and the Frankfurt Stock Exchange.

The Company will continue to comply with its Canadian continuous disclosure obligations by continuing to make filings with the applicable Canadian securities regulators. Such filings will continue to be available under the Company’s issuer profile on SEDAR at www.sedarplus.com. As a result of filing the Form 15F, the Company's obligations to file reports under the Exchange Act have been immediately suspended and are expected to terminate 90 days after today.

The Company registered with the SEC in April 2024 to address a legacy SEC reporting situation originating prior to the appointment of the Company’s current management and the commencement of its current operations. Having successfully resolved the legacy matter to the satisfaction of the SEC, Company management have determined that the SEC registration is no longer required for its near-term operations, and that deregistration is desirable to reduce financial reporting complexity and administrative costs.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in a responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is owner and developer of the Bégin-Lamarche Property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of harmful concentrations of deleterious elements.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

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Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things,: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; and the Company’s plans for vertical integration into North American supply chains.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated January 29, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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